

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

Via E-mail

Ms. Julia A. Stewart
Chief Executive Officer
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203-2306

> **Re:** **DineEquity, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 001-15283**

Dear Ms. Stewart:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 1. Business, page 3

General

1.   Your business section should disclose, if material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 3. Receivables, page 93

2.   Tell us whether your leases and notes receivables are within the scope of certain disclosure requirements listed in ASC 310-10-50. In this regard, please describe your consideration of those disclosure requirements. For example, tell us your consideration of the disclosure requirements outlined in ASC 310-10-50-7A and 27 to 30.

Note 20. Income Taxes, page 132

3.   Please explain the nature of the "goodwill intangibles adjustment" shown in your table that reconciles the statutory federal income tax rate to your effective tax rate. We note that your goodwill balance did not change and your other intangible assets balance did not change significantly during the fiscal year ended 2010. Please advise.

Note 23. Consolidating Financial Information, page 138

4.   Tell us how you are accounting for your Parent's investment in its subsidiaries as presented in the Parent Column. In this regard, tell us how you considered the guidance in Rule 3-10(i)(3) of Regulation S-X. The parent company should present its investments in all subsidiaries based upon the parent's proportionate share of the subsidiaries' net assets (e.g., similar to presenting them on the equity method). Similar concerns apply to your balance sheets in Note 16 beginning on page 15 of your Form 10-Q for the quarterly period ended March 31, 2011.

Item 15. Exhibits and Financial Statement Schedules

(a)(3) Exhibits, page 152

5.   We are unable to locate the Master Land and Building Lease. Please tell us how you determined you are not required to file this agreement as an exhibit in answer to Item 601(b)(10)(ii)(D) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Julia A. Stewart
DineEquity, Inc.
June 28, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Michael Johnson, Attorney-Advisor, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief